FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE dated as of October 3, 2023 (this "Supplemental Indenture") between LITHIUM AMERICAS (ARGENTINA) CORP. (formerly LITHIUM AMERICAS CORP.), a corporation organized and existing under the Business Corporations Act (British Columbia), as issuer (the "Company"), and COMPUTERSHARE TRUST COMPANY, N.A., as trustee (the "Trustee").

Reference is made to the Indenture dated as of December 6, 2021 between the Company and the Trustee (the "Original Indenture"). Capitalized terms used herein without definition shall have the respective meanings set forth or referred to in the Original Indenture. Except as otherwise specified herein, each reference herein to a "Section" or an "Article" is to such Section or Article of the Original Indenture.

RECITALS

WHEREAS, the Company has changed its name from "Lithium Americas Corp." to "Lithium Americas (Argentina) Corp." effective as of the date hereof;

WHEREAS, pursuant to Section 10.01(f) of the Original Indenture, the Company and the Trustee, at the Company's expense, may from time to time and at any time enter into a supplemental indenture without consent of Holders for the purpose of making any change that does not adversely affect the rights of any Holder.

WHEREAS, the Company wishes to enter into this Supplemental Indenture pursuant to Section 10.01(f) in order to reflect that the Company has changed its name;

WHEREAS, in connection with, and as required by, Sections 10.05 and 17.05 the Original Indenture, (i) Dorsey & Whitney LLP has delivered an Opinion of Counsel regarding this Supplemental Indenture to the effect that the execution of this Supplemental Indenture is authorized or permitted by the Original Indenture and all conditions precedent provided for in Article 10 of the Original Indenture with respect to such execution have been complied with; and

(ii) the Trustee has received an Officer's certificate delivered by the Company to the effect that the execution of this Supplemental Indenture is authorized or permitted by the Original Indenture and all conditions precedent provided for in Article 10 of the Original Indenture with respect to such execution have been complied with; and

NOW THEREFORE, in consideration of the premises contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Name Change Amendment. The Original Indenture is hereby amended by replacing each instance of "Lithium Americas Corp." with "Lithium Americas (Argentina) Corp.".

2. Effective Date. The effective date of this Supplemental Indenture shall be the date first written above.

3. Reference to "Indenture". Upon the effectiveness of this Supplemental Indenture, all references in the Original Indenture and the other transaction documents to the "Indenture" (including correlative references such as "hereof") shall be deemed to refer to the Original Indenture as amended by this Supplemental Indenture.

4. Effect of this Supplemental Indenture. Except as otherwise specified in this Supplemental Indenture, the Original Indenture shall remain in all respects unchanged and in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

5. Successors and Assigns. All covenants and agreements in this Supplemental Indenture by the parties hereto shall bind their respective successors and assigns, whether or not so expressed.

6. Execution in Counterparts. This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. Delivery of an executed signature page of this Supplemental Indenture by email, facsimile or other electronic transmission, including in .pdf format, shall be effective as delivery of a manually executed counterpart hereof.

7. Acceptance by Trustee. The Trustee accepts the amendments to the Original Indenture as set forth in this Supplemental Indenture and agrees to perform the duties of the Trustee upon the terms and conditions set forth herein and in the Original Indenture (and as amended hereby upon the effectiveness hereof). Without limiting the generality of the foregoing, the Trustee assumes no responsibility for the correctness of the recitals contained herein, which shall be taken as the statements of the Company, and the Trustee is not responsible for the terms or content of this Supplemental Indenture or their sufficiency for any purpose. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every applicable provision of the Original Indenture.

8. Execution, Delivery and Validity. The Company represents and warrants to the Trustee that this Supplemental Indenture has been duly and validly executed and delivered by the Company and is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

9. Governing Law. THIS SUPPLEMENTAL INDENTURE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

10. Effect of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

11. Severability. In the event any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and delivered by their respective proper and duly authorized signatories as of the date first written above.

LITHIUM AMERICAS (ARGENTINA) CORP. as Issuer

By:	/s/ John Kanellitsas
Name: John Kanellitsas
Title: President and Interim Chief Executive Officer

COMPUTERSHARE TRUST COMPANY, N.A.,
as Trustee

By:	/s/ Jerry Urbanek
Name Jerry Urbanek
Title: Trust Officer